Mail Stop 0306


      May 11, 2005


Via U.S. Mail and Facsimile to (818) 623-1710

Martin Perellis
Chairman of the Board and Chief Financial Officer
Camera Platforms International, Inc.
10909 Vanowen Street
North Hollywood, California 91605


	Re:	Camera Platforms International, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 24, 2005
Forms 10-Q for the periods ended March 31, 2004
      File No. 000-14675


Dear Mr. Perellis:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

1. Please revise to provide a discussion of critical accounting policies, including valuation allowances on rental assets. Refer to
FR-60 and FR-72 for guidance. Please note that critical accounting policy disclosure should provide insight about complex judgments and estimates that underlie the accounting policies you identify as critical. Disclosure that merely repeats basic accounting policies will not generally satisfy the objectives of the disclosure.

Liquidity and Capital Resources - Page 11

2. We note your discussion regarding the Company`s ability to continue as a going concern. Please revise Note 1 and MD&A to provide more details of your specific plan of operations, including, plans to generate sufficient liquidity, financing needs and expected sources of this financing. The discussion should also contain appropriate and prominent disclosure of your financial difficulties and viable plans to overcome these difficulties and resolve the doubts about your continued existence. Refer to FRC 607.02.

Financial Statements

Statements of Operations - Page 17

3. We note on page 25 that you sold equipment for a gain of
$177,000
in 2004 and you received insurance proceeds for stolen equipment of
$165,000 in 2003. We also note that both of these transactions were classified as non-operating income on the statement of operations. Please revise to present the gain on sale in 2004 as operating income as required by paragraph 45 of SFAS 144 or tell us why you believe your classification as non-operating income is appropriate. Alternatively, if your disposal of the cranes in 2004 constitutes discontinued operations under SFAS 144, please revise your financial statements to conform to the disclosure requirements of that Statement. Additionally, since the $165,000 gain during 2003 was from insurance proceeds, please revise your description in future filings to more accurately describe the transaction.

4. As a related matter, tell us why you did not file a Form 8-K under
Item 2.01 to report the disposition of operating assets during 2004.
Note that under Item 2.01, for disposals or acquisitions of assets, a
Form 8-K is required when the level of significance exceeds 10%. The significance of both acquisitions and dispositions of assets is measured based on the registrant`s total equity in the net book value of such assets, or, if greater, the amount that the registrant paid to acquire the assets or received upon the disposal of the assets, relative to the registrant`s total consolidated assets. Refer to SEC
Release No. 33-8400.

5. We note from Item 11 - Executive Compensation that no executive officer received any compensation for 2004. Please tell us supplementally whether you have accrued all costs of doing business for all periods, including any services provided without charge as required by SAB Topic 1.B.1.

Long Term Debt and Related Party Transactions - Page 26

6. We see your disclosure on page 26 that your revolving line of credit matures in June 2005. However, you have classified the outstanding balance of $193,000 at December 31, 2004 as long-term debt on your consolidated balance sheet. Please revise to classify the debt as current or tell us why your current classification is appropriate.

7. We note that DOOFF, LLC has notified you that you are in "material default under the terms of the loan agreement." Please revise to classify the debt as current or tell us why your current classification is appropriate. Refer to SFAS 78.

Item 9A.  Controls and Procedures - Page 30

8. We note your disclose that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days of the end of the period.
Please amend your filing to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report.
Refer to Item 307 of Regulation S-K and Part II.F of Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release
No. 33-8238, available on our website at www.sec.gov/rules/final/33-
8238.htm.

9. Please revise your disclosure concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, consistent with the language used in Item
308(c) of Regulation S-K as amended effective August 13, 2003.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Traci Hornfeck, Staff Accountant, at (202)
824-
5565 or me at (202) 824-5264 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian
Cascio,
Branch Chief, at (202) 942-1791.


							Sincerely,



							Lynn Dicker
							Reviewing Accountant

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Mr. Martin Perellis
Camera Platforms International, Inc.
May 11, 2005
Page 4



Mr. Martin Perellis
Camera Platforms International, Inc.
May 11, 2005
Page 2